FORM 4
OMB Approval
OMB Number 3235-0362

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                    CEDRIC COLNOT
                                                            17 rue Jean-Jacques Rousseau
                                                            Ivry sur Seine, France 94200

2. Issuer Name and Ticker or Trading Symbol:                Elva, Inc.    "EVAI"

3. IRS or SSN of Reporting Person (Voluntary):

4. Statement for Month/Year                                 January 2001

5. If Amendment, Date of Original:

6. Relation of Reporting Person to Issuer                   X Director
                                                            X 10% owner
                                                            X Officer (Title): President
                                                            _ Other (Specify)
7.        X Filed by One Reporting Person.
          _ Filed by more than One Reporting Person.



TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security: Common Stock                                Common Stock
2. Transaction Date:                                              January 2001
3. Transaction Code
4. Securities Acquired (A) or  Disposed (D):   Amount:            100,000
                                               A or D:            D
                                               Price:             $0.05
5. Amount of Securities Beneficially owned at end of Month:       10,850,086**
6. Ownership Form:    Direct (D) or Indirect (I):                 D
7. Nature of Indirect  Beneficial Ownership:

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
1.  Title of Derivative Security:                            N/A
2.  Conversion or Exercise Price of Derivative Security:     N/A
3.  Transaction Date (M/D/Y):                                N/A
4.  Transaction Code:
                          V:                                 N/A
5.  Number of Derivative Securities
       Acquired (A) or Disposed of (D):                      N/A
6.  Date Exercisable:
     Expiration Date:                                        N/A
7.  Title of Underlying Securities:
     Amount or number of Shares:                             N/A
8.  Price of Derivative Security:
                                                             N/A
9.  Number of Derivative Securities Beneficially
     Owned  at end of Month:                                 N/A
10. Ownership of Derivative Securities;
     (D) Direct or (I) Indirect:                             N/A
11. Nature of Indirect Beneficial Ownership:                 N/A



EXPLANATION OF RESPONSES:


** The Board of Directors approved a forward 2 for 1 stock split to take effect on September 29, 2000 for holders of record on September 22, 2000








/s/ Cedric Colnot                                  Date: February   21  , 2001
---------------------------------------            ---------------------------
Cedric Colnot
**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).